SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

China TransInfo Technology Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

169453 10 7
(CUSIP Number)

August 13, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 169453 10 7		Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Pinnacle China Fund, L.P., a Texas limited partnership 20-3358646
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,181,648 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,181,648 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,648 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (See Item 4)
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP NO. 169453 10 7		Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) The Pinnacle Fund, L.P., a Texas limited partnership 75-2512784
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 890,314 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 890,314 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,314 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% (See Item 4)
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP NO. 169453 10 7		Page 4 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barry M. Kitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,071,962 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,071,962 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,071,962 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8% (See Item 4)
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP NO. 169453 10 7		Page 5 of 7

Item 1(a).	Name of Issuer:

China TransInfo Technology Corp. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

07 Floor E-Wing Center, No. 113 Zhichunlu, Haidian District
Beijing, China 100086

Items 2(a),
(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Amendment No. 1 to Schedule 13G is being filed on behalf of Pinnacle China Fund, L.P. (“Pinnacle China”), The Pinnacle Fund, L.P. (“Pinnacle”) and Barry M. Kitt, as joint filers (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The principal business office of the Reporting Persons is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093.  For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

169453 10 7

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,071,962 shares of Common Stock*

(b)	Percent of class:

Based on 22,198,419 shares of Common Stock of the Issuer outstanding, the Reporting Persons in the aggregate hold approximately 13.8%* of the issued and outstanding Common Stock of the Issuer.

SCHEDULE 13G
CUSIP NO. 169453 10 7		Page 6 of 7

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 3,071,962 shares of Common Stock*

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,071,962 shares of Common Stock*

(iv)	Shared power to dispose of or direct the disposition of: 0

*This statement is filed on behalf of Pinnacle, Pinnacle China and Barry M. Kitt.  Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle.  Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers.  Mr. Kitt is the sole member of Management.  Pinnacle China Advisers, L.P. (“China Advisers”) is the general partner of Pinnacle China.  Pinnacle China Management, LLC (“China Management”) is the general partner of China Advisers.  Kitt China Management, LLC (“China Manager”) is the manager of China Management.  Mr. Kitt is the manager of China Manager.  Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle and Pinnacle China.  Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle and Pinnacle China.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 169453 10 7		Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 13, 2009

PINNACLE CHINA FUND, L.P.
By:	Pinnacle China Advisers, L.P., its general partner
By:	Pinnacle China Management, LLC, its general partner
By:	Kitt China Management, LLC, its manager

By:	/s/ Barry M. Kitt
Barry M. Kitt, its manager

THE PINNACLE FUND, L.P.
By:	Pinnacle Advisers, L.P., its general partner
By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its sole member

/s/ Barry M. Kitt
Barry M. Kitt

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 3,071,962 shares of Common Stock of China TransInfo Technology Corp. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on August 13, 2009.

PINNACLE CHINA FUND, L.P.
By:	Pinnacle China Advisers, L.P., its general partner
By:	Pinnacle China Management, LLC, its general partner
By:	Kitt China Management, LLC, its manager

By:	/s/ Barry M. Kitt
Barry M. Kitt, its manager

THE PINNACLE FUND, L.P.
By:	Pinnacle Advisers, L.P., its general partner
By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its sole member

/s/ Barry M. Kitt
Barry M. Kitt